                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               H.J. Heinz Company
                                (Name of Issuer)

                          Common Stock, $.25 par value
                         (Title of Class of Securities)

                                  423074-10-3
                                 (CUSIP Number)

                             Paul J. Bschorr, Esq.
                                Dewey Ballantine
                          1301 Avenue of the Americas
                              New York, NY  10019
                             (Phone:  212-529-8000)
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices an Communications)

                               September 7, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages
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CUSIP No. 423074-10-03                13D                      Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Teresa Heinz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     -0-

8.   SHARED VOTING POWER
     18,672,490

9.   SOLE DISPOSITIVE POWER
     -0-

10.  SHARED DISPOSITIVE POWER
     18,672,490

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,672,490

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.6%

14.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Schedule 13D of Teresa Heinz, as amended by Amendment Nos. 1 through 6, is hereby amended as follows:


        Item 4.  Purpose of Transaction.
        ------   ----------------------

                  The first paragraph of Item 4 is hereby amended and restated as follows:

                  "The undersigned as co-executor of an estate, co-trustee of ten trusts, Chairperson and Chief Executive Officer or director of three nonprofit corporations is the beneficial owner of 18,672,490 shares of Common Stock. Such shares were given to such trusts or nonprofit corporations or transferred to such estate upon death and no consideration was paid for them. On August 24, 1995 certain of such entities closed a public offering of an aggregate of 12,750,000 shares of Common Stock at a purchase price of $41.125 per share (net of underwriters' discounts and commissions) (the "purchase price per share"). On September 7, 1995, the underwriters of such public offering exercised their over-allotment option and purchased an additional 1,768,100 shares of Common Stock at the purchase price per share. The remaining 18,672,490 shares of Common Stock held by the undersigned in such estate, trusts and nonprofit organizations are held for investment, although the investments in the Issuer by each of such entities will be periodically reviewed and at any time the amount of such investments may be increased or decreased."


        Item 5.  Interest in Securities of the Issuer.
        ------   ------------------------------------

                  The first and second paragraphs of Item 5 are hereby amended and restated as follows:

                  "(a) The undersigned beneficially owns 18,672,490 shares of Common Stock which is 7.6% of the outstanding 246,239,778 shares of Common Stock which are believed to be the total number of shares outstanding on the date hereof.

                  (b) The undersigned has shared voting and dispositive power with respect to 18,672,490 shares of Common Stock."


                              Page 3 of 4 Pages

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.



                                       /s/ Teresa Heinz
                                       --------------------------------
                                       Teresa Heinz


        Dated:  September 12, 1995

                               Page 4 of 4 Pages